EXHIBIT 99.1


                     TELE NORTE CELULAR PARTICIPACOES S.A.      [THOMSON
[Amazonia                                                       FINANCIAL LOGO]
Celular     Joao Cox               Leonardo Dias                   Isabel Vieira
Logo]       Chief Financial        Investor Relations             Vice President
               Officer                 Manager              Isabel.viera@tfn.com
            Jcox@telepart.com.br   Ldias@telepart.com.br          (212) 807-5110
            (55 61) 429-5600       (55 61) 429-5673


TCN              TELE NORTE CELULAR PARTICIPACOES S.A. ANNOUNCES  [BOVESPA LOGO]
LISTED                 EXTRAORDINARY SHAREHOLDERS' MEETING
NYSE


Brasilia, November 21, 2002 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced that it will call an Extraordinary Shareholders' Meeting on December 19th at 12:00 p.m. at the Company's headquarters. The following will be addressed:

The amendment of Section 11 (d) of the By-laws of the Company, in view of the wording of Section 17 of Law No. 6,404/76, as amended by Law No. 10,303/01. The purpose of this is to adapt a Company's By-laws to the new Brazilian Corporate Law.

The full text of the documents pertaining to this Meeting will be available as of today at the company's headquarters.

GENERAL DIRECTIONS:

a) Proxies to be used at the Shareholders' Meeting must be filed at the Company's headquarters: SCN, Quadra 03, Bloco A, Sobreloja, in Brasilia - DF no later than forty-eight (48) hours before the time of the meeting;

b) Shareholders taking part in the Fungible Custody of Registered Shares that wish to attend the Shareholders' Meeting should submit a statement showing their ownership position, as supplied by their custodian, no later than two (2) days before the Shareholders' Meeting.










This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.